                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Fischer Imaging Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    337719108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 28, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP NO. 337719108
          ---------

--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Henry Partners, L.P.   23-2888396

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)            X
               -----------------
         (b)
               -----------------

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

Number of             5.       Sole Voting Power
Shares                         700,000 shares
Beneficially          ----------------------------------------------------------
Owned by
Each                  6.       Shared Voting Power
Reporting                      -0-
Person With           ----------------------------------------------------------

                      7.       Sole Dispositive Power
                               700,000 shares
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         700,000 shares
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [ ]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

         7.5%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                                                    Page 3 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

--------------------------------------------------------------------------------

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Matthew Partners, L.P. 23-3063303
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)            X
               -----------------
         (b)
               -----------------
--------------------------------------------------------------------------------

3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

Number of             5.       Sole Voting Power
Shares                         200,000 shares
Beneficially          ----------------------------------------------------------
Owned by
Each                  6.       Shared Voting Power
Reporting                      -0-
Person With           ----------------------------------------------------------

                      7.       Sole Dispositive Power
                               200,000 shares
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         200,000 shares
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [ ]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

         2.1%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                                                    Page 4 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

--------------------------------------------------------------------------------

Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Henry Investment Trust, L.P.    23-2887157
--------------------------------------------------------------------------------

13.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)            X*
               -----------------
         (b)
               -----------------
--------------------------------------------------------------------------------


14.      SEC USE ONLY

--------------------------------------------------------------------------------

15.      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

Number of             16.      Sole Voting Power
Shares                         900,000 shares*
Beneficially          ----------------------------------------------------------
Owned by
Each                  17.      Shared Voting Power
Reporting
Person With                    -0-
                      ----------------------------------------------------------

                      18.      Sole Dispositive Power
                               900,000 shares*
                      ----------------------------------------------------------

                      19.      Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------

20.      Aggregate Amount Beneficially Owned by Each Reporting Person

         900,000 shares*
--------------------------------------------------------------------------------

21.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [ ]

--------------------------------------------------------------------------------

22.      Percent of Class Represented by Amount in Row (9)

         9.6%*
--------------------------------------------------------------------------------

23.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners L.P. See Item 4 of this Schedule 13G.

                                                                    Page 5 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

ITEM 1.

         (a)   NAME OF ISSUER:

               Fischer Imaging Corp.

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               12300 N. Grant St.
               Denver, CO  80241

ITEM 2.

         (a)   NAME OF PERSON FILING:

               (1) Henry Partners, L.P.
               (2) Matthew Partners, L.P.
               (3) Henry Investment Trust, L.P.

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, IF NONE, RESIDENCE:

               (1) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103
               (2) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103
               (3) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103

         (c)   CITIZENSHIP:

               (1) Delaware
               (2) Delaware
               (3) Pennsylvania

         (d)   TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share

         (e)   CUSIP NUMBER:

               337719108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


               (a)  [ ]  Broker or dealer registered under Section 15 of the Act
                         (15 U.S.C. 78o).

               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15
                         U.S.C. 78c).

                                                                    Page 6 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

               (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

               (d)  [ ]  Investment company registered under Section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ]  An investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E).

               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-(b)(1)(ii)(F).

               (g)  [ ]  A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G).

               (h)  [ ]  A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ]  Group, in accordance with Section
                         240.13d-(b)(1)(ii)(J).

               Not applicable.

ITEM 4.        OWNERSHIP

     Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 900,000 shares of common stock of the Issuer, or approximately 9.6% of the total number of shares of common stock of the Issuer outstanding. Henry Investment Trust, L.P. ("HIT") is the General Partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of HIT. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright.

               (a) AMOUNT BENEFICIALLY OWNED:

                   (1) 700,000
                   (2) 200,000
                   (3) 900,000 (HIT may be deemed a beneficial owner of the
                       shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because it is the general partner of those partnerships)

               (b) PERCENT OF CLASS:

                   (1) 7.5%
                   (2) 2.1%
                   (3) 9.6%

                                                                    Page 7 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

               (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                   i.   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                        (1) 700,000
                        (2) 200,000
                        (3) 900,000 (HIT may be deemed a beneficial owner of the
                            shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because it is the general partner of those partnerships)

                   ii.  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                        (1) -0-
                        (2) -0-
                        (3) -0-

                   iii. SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        (1) 700,000
                        (2) 200,000
                        (3) 900,000 (HIT may be deemed a beneficial owner of the
                            shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because it is the general partner of those partnerships)

                   iv.  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        (1) -0-
                        (2) -0-
                        (3) -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

                                                                    Page 8 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                    Page 9 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                           HENRY PARTNERS, L.P. by its General Partner,
                                                               HENRY INVESTMENT TRUST, L.P., by its
                                                               General Partner, CANINE PARTNERS, LLC


Date:    October 10, 2005                                  By: /s/ David W. Wright
     ---------------------------                               -------------------------------------------
                                                               David W. Wright,
                                                               President


                                                           MATTHEW PARTNERS, L.P. by its General Partner,
                                                               HENRY INVESTMENT TRUST, L.P., by its
                                                               General Partner, CANINE PARTNERS, LLC


Date:    October 10, 2005                                  By: /s/ David W. Wright
     ---------------------------                               -------------------------------------------
                                                               David W. Wright,
                                                               President



                                                           HENRY INVESTMENT TRUST, L.P., by its
                                                              General Partner, CANINE PARTNERS, LLC


Date:    October 10, 2005                                  By: /s/ David W. Wright
     ---------------------------                              ---------------------------------------------
                                                               David W. Wright,
                                                               President

                                                                   Page 10 of 10
Schedule 13G

CUSIP NO. 337719108
          ---------

                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned, the Reporting Persons named in this Schedule 13G (the "Schedule 13G"), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of October, 2005.

                                HENRY PARTNERS, L.P., by its General Partner,
                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


                                By: /s/ David W. Wright
                                   ---------------------------------------------
                                    David W. Wright,
                                    President


                                MATTHEW PARTNERS, L.P., by its General Partner,
                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


                                By: /s/ David W. Wright
                                   ---------------------------------------------
                                   David W. Wright,
                                   President


                                HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


                                By: /s/ David W. Wright
                                   ---------------------------------------------
                                   David W. Wright,
                                   President